BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC	COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

May 21, 2009

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	CBRL Group, Inc. (n/k/a Cracker Barrel Old Country Store, Inc.) (the “Company”)
Form 10-K
Filed: September 30, 2008
File No. 000-25225

Dear Mr. Webb:

Set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Michael A. Woodhouse, Chief Executive Officer of the Company, dated April 22, 2009 (the “Second Supplemental Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended August 1, 2008 and Definitive Proxy Statement filed on Schedule 14A on October 16, 2008.  The Second Supplemental Comment Letter followed our letters of March 23, 2009 and April 13, 2009 to the Staff’s letters to the Company dated, respectively, February 23, 2009 and March 31, 2009.

For convenience of reference, the Staff’s comment has been reproduced in its entirety in italicized type followed immediately by the Company’s response.

Schedule 14A:

Annual Bonus and Long-Term Incentive Plans, page 19 and 20

Comment:

We note your response to prior comment 3 with respect to your argument of competitive harm.  We, however, cannot accept your current analysis concluding that being a non-franchised, single-line business creates an environment where past internal performance target disclosure will create competitive harm warranting FOIA exemption.  To receive confidentiality protection from performance target disclosure obligations, you must demonstrate specific casual connections between the disclosure of individual targets and the ability for a competitor to discern corresponding internal operating measures.

Mr. Max A. Webb
United States Securities and Exchange Commission
May 21, 2009

Accordingly, please provide more specific analysis showing how disclosure of your prior internal performance targets would enable deductive quantification of confidential material more easily than with respect to other companies or confirm that you will disclose targets as requested in our previous comment.

Response to Comment:

We confirm, that in future filings, the Company will disclose the specific performance targets used to determine annual bonus and long-term incentive payouts.

The Company acknowledges the Staff’s position with respect to the historical targets used to determine payouts under its annual bonus and long-term incentive plans.  Accordingly, as stated in my recent conversation with Matthew Spitzer, the following example illustrates how the Company anticipates that its disclosure with respect to the payouts under the 2009 Annual Bonus Plan will appear in its upcoming proxy materials, except that blanks, “X” and “Y” will be replaced with the appropriate numbers:

The performance matrix established for the 2009 annual bonus plan required, in order for executive officers to receive any bonus, that our 2009 operating income exceed 85% of plan, which was $___________.  Our 2009 operating income was $X, resulting in each executive receiving Y% of his/her target bonus.  Those 2009 annual bonuses are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page __ of this proxy statement.

* * * * *

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/ Gary M. Brown
Gary M. Brown

cc:           Michael A. Woodhouse
Sandra B. Cochran
N.B. Forrest Shoaf